New Gold Inc.

Suite 1800 Two Bentall Centre, 555 Burrard Street

Vancouver, British Columbia, Canada

 V7X 1M9

November 4, 2013

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             New Gold Inc.

Form 40-F for the Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-31722

Dear Ms. Jenkins:

New Gold Inc. (“New Gold”) hereby acknowledges receipt of the comment letter dated October 24, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”) and hereby submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comments are reprinted below and followed by New Gold’s responses.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.3 — Management’s Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs Per Ounce Reconciliation, page 37

Comment (1):

We have reviewed your response to our prior comment 2 in our comment letter dated August 16, 2013 and your current disclosure. Please revise your disclosure in any amended or future filings to make the line item captions more transparent, (i.e., cash costs before by-product revenue, cash costs net of by-product revenue).

Response (1):

New Gold will include disclosure in any amended or future filings to make the line item captions more transparent.

Comment (2):

In addition, please enhance your disclosure to discuss the reasons why silver and copper are considered by-products considering the impact they have on total cash costs, particularly in your New Afton mine where the impact of presenting copper as a by-product resulted in negative total cash costs for the periods presented.

Response (2):

New Gold will include enhanced disclosure in any amended or future filings to discuss the reasons why silver and copper are considered by-products, particularly considering the impact they have on total cash costs.

In connection with responding to the Comment Letter, New Gold acknowledges that:

•                  New Gold is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  New Gold may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (416) 504-0522.

Very truly yours,

/s/ Lisa Damiani
Lisa Damiani
Vice President, General Counsel and Corporate Secretary
New Gold Inc.

cc:                                Christopher J. Cummings, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP